FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NBG Group 2009 Results

•                  Net profit for the year: €971 million (-37%).

•                  Core income: €2.6 billion (+2%).

•                  The target of 10% growth in lending in the domestic market was attained, with net lending in Greece up by €4.5 billion.

•                  €3 billion in new housing loans in Greece, 38% of the total market.

•                  €1.7 billion in new lending via the SME Guarantee Fund, 1/3 of the total funding scheme.

•                  Group loan-to-deposit ratio stands at 97%.

•                  Finansbank: net profit in 2009 totalled €425 million, 46% of total Group profit.

•                  SE Europe: Profitability in all countries despite the adverse environment.

•                  €1.5 billion liquidity in Q4 from the first issue of covered bonds to the market by a Greek bank.

•                  Strong capital adequacy ratio (Tier I) at 11.3%.

Greece today stands at a crucial turning point in its recent history. There are signs, however, that important progress is being made in realigning the country’s economic model. Accordingly, the current challenge should be seen as an opportunity for change, and to embrace new, productive and competitive standards for attaining sustainable growth.

The bold Stability and Growth Programme and the strict but decisive measures taken to implement it comprise a major reform effort.  It is important that these measures are put into place as quickly as possible so as to eliminate the constraints on economic growth.

Today we face major challenges. The NBG Group will play its part in ensuring the success of this endeavor.

The resilience of the Group to the crisis is reflected by the stability of its core earnings in 2009 and an ROE that stands among the highest of any European financial institution this year despite the doubling of provisions.  2010 will be a difficult year. Nevertheless, NBG enters this period with high liquidity buffers, robust capital ratios, and strong business potential.

Our operational focus in 2010 will be maintaining asset quality, cost control, and taking advantage of the momentum in our international operations.  Our regional presence in SEE and Turkey has been an integral part of our strategy for the past decade and we remain committed to this policy, so as to maintain the Group’s role as the leading banking force in the region.

Athens, 18 March 2010

Apostolos Tamvakakis

Chief Executive Officer

National Bank of Greece	FY2009 results

Net profit in 2009: €971 million

Group net profit in 2009 totalled €971 million, down -37% yoy. After an extraordinary tax bill, the results stand at €923 million, burdened mainly by higher provisions totalling €1 057 million and write-downs in the bond and equities portfolio amounting to €238 million.

By contrast, core profitability (before provisions and taxes) stood at €2 585 million, up 2% yoy, underscoring the stability of the Group’s business model even in periods of crisis, and highlighting the importance of the geographical dispersion of the Group’s income sources.

At a time marked by extreme conditions in the global credit system and rapid deterioration in Greek public finances, NBG succeeded in further broadening its liquidity, strengthening its capital adequacy and sustaining respectable profitability, while shielding its balance sheet with high provisions. This performance demonstrates the resilience of the Group in the face of particularly stressed conditions, and enables it to take on the challenges from a position of strength.

The Group’s core sources of income (excluding trading income) posted growth of 6% mainly due to the further strengthening of interest income (+10% yoy and +5% qoq). Interest margin grew qoq, thereby keeping the annual margin above 4%, despite competitive pressure on the pricing of deposit products.

Operating expenses grew by 5% yoy, reflecting higher staff costs stemming from arbitration awards in Greece, the extraordinary expense of hiring young unemployed persons as part of NBG’s efforts to help reduce the fallout of the economic crisis on the Greek economy, and the €25.5 million payment to the IKA social insurance fund with the integration into IKA of the Bank’s staff pension fund. On the other hand, costs in Turkey and the countries of SE Europe dropped by 6% and 2%, respectively, on an annual basis.

The Group’s performance by business activity was as follows:

•                  Net profit from domestic operations totalled €398 million, down 57% yoy. This decline reflects the almost doubled provisions for non-performing loans, which in 2009 amounted to €618 million compared with €322 million in 2008, the recognition of mark-to-market losses on bonds and shares to the tune of €237 million, compared with just €18 million in 2008, and the extraordinary tax bill of €49 million. By contrast, core profit before tax and provisions posted only a small decline of 4% reflecting the resilience of the Bank’s core sources of income even as economic activity slowed down.

•                  In 2009 Finansbank posted net profit of TRY 916 million (€425 million), up 14% yoy, despite the doubling of provisions in 2009 and the severe recession experienced by the Turkish economy. Provisions by Finansbank in 2009 amounted to TRY 539 million, compared with just TRY 217 million a year earlier. In particular, profits before tax and provisions grew by 28% yoy. It is a reflection of Finansbank’s dynamism that it has outperformed its pre-crisis performance under exceptionally difficult conditions in the Turkish economy.

•                  Last, the net profit of our SE European units (including Cyprus) amounted to €100 million. However, profit before tax and provisions stands at €298 million, down by just 5% on the previous year. Despite the higher provision levels (by over 100%) and the general impact of the adverse environment in the economies of the region, the Group continues to post profits in all the SE European countries where it operates.

Loan book quality: fallout from the recession is limited

The performance outlined above was achieved within an adverse environment that continues to impact negatively the banking sector and particularly the quality of the banks’ loan books. The NBG Group displayed notable resilience in the face of these challenges. The ratio of NPLs to total loans stood at 5.4% while loans in arrears amounted to 6.4% of the total loan book. It is notable that in Q4, growth in bad debt started to stabilize despite the fact that restructuring of these portfolios has not yet commenced.

The Group made provisions of over €1 billion in 2009. Accumulated provisions are now close to €2.5 billion, i.e. 3.4% of the Group’s aggregate lending, and cover 64% of delinquent debt, before, of course, taking into consideration the various forms of collateral associated with the debt. The low level of debt in arrears, and the more than adequate provisions and collateral are the product of the Group’s long-standing conservative risk management, by which the loan book is focused on low-risk, strong collateral sectors, which account for more than 82% of the aggregate lending of the Group.

Expansion of the loan book

The NBG Group maintains a policy of supporting the national economy and its customers in the wider region. Accordingly, the Group increased its lending by €5.5 billion on an annual basis (+8%), and since the end of Q3 by €1.7 billion (+2%), bringing total lending to over €71.5 billion.

This lending growth reflects first and foremost expansion of credit in Greece and Turkey, while the loan book in SE Europe posted a marginal decline.

Greece: €4.5 billion growth in lending

Net loan growth in Greece amounted to €4.5 billion or 10% on an annual basis, underscoring the Bank’s commitment to keeping the flow of funding to businesses and households.

Mortgage loans and lending to SMEs — two of the most critical sectors of the Greek economy — were the key drivers behind lending growth. Specifically:

•                  Mortgage lending posted growth of 10% yoy and 2% qoq, and now surpasses €20.5 billion.

•                  Disbursements of new mortgages amounted to €3 billion in 2009, and now account for 38% of total market disbursements, boosting NBG’s market share of new mortgage loans by 10 percentage points.

•                  Lending to SMEs posted impressive growth of 25% yoy, with outstandings totalling €5 billion at year-end. Loan disbursements to SMEs via the SME Guarantee Fund (TEMPME) were in the region of €1.7 billion. These disbursements pertain to some 18 000 small businesses and correspond to approx. 34% of the overall TEMPME programme.

•                  Consumer loans (including credit cards) grew by 10% yoy, despite the declining trend of the consumer loans market in Greece, leaving our market share at 20%.

•                  Finally, NBG’s lending to large and medium-sized enterprises grew by 6% on an annual basis to over €17.5 billion.

Deposit base strengthens despite pressure of competition

Over the course of the year retail deposits in Greece grew by 3%. It is particularly significant that savings deposits continue to show an upward trend, since these deposits comprise the main pool of funding for the Bank’s activities; on the other hand, time deposits remained unchanged on the previous year.

The successful issue of 7-year covered bonds worth €1.5 billion in Q4 2009, combined with the substantial size of the cover pool for potential covered bond issues in the years ahead, provides greater flexibility to the Group in raising long-term liquidity from the global markets at a very competitive cost. The volume and stability of the Group’s liquidity sources, together with its low leverage (loan-to-deposit ratio 97%), serve to give it a strong competitive edge, particularly under the present circumstances.

Finansbank: Profitability sustained at pre-crisis levels

The net profit of Finansbank grew by 14% in 2009, to TRY 916 million (€425 million), corresponding to 46% of total Group profits. Specifically, Finansbank’s core sources of profitability improved by 28% over the previous year.

This performance is particularly impressive given that it surpasses the pre-crisis performance of the bank at a time when the Turkish economy has experienced intense recessionary pressure. As the incipient recovery in the Turkish economy gains momentum, Finansbank can expect to further enhance its growth trajectory. Specifically:

•                  Net interest income grew by 23% in 2009 to TRY 2 037 million (€944 million).

•                  There was only a marginal decline of 1% in commissions income to TRY 549 million (€255 million).

•                  Cost cutting measures at Finansbank restrained growth of operating expenses to 7% yoy, bringing the efficiency ratio to 40%, a level that ranks the bank among the most efficient internationally.

At the end of 2009, Finansbank’s lending totalled TRY 25.3 billion (€11.8 billion), up 11% on an annual basis, despite the fact that the negative growth of the Turkish economy in 2009 led to a drastic deceleration in credit expansion.

Retail lending continues to be the key driver behind Finansbank’s growth potential, posting impressive growth of around 28% annually.  In 2009, retail lending totalled TRY 12.8 billion (€5.9 billion). Mortgage lending and consumer credit posted particularly strong performances:

•                  Finansbank’s market share of mortgage lending expanded to 11% in December 2009 from 10.2% a year earlier.

•                  Finansbank’s market share of consumer credit grew from 3.5% in 2008 to 4.7% in 2009.

•                  The Group controls 11.8% of the credit card market, compared with 10% in 2008.

Despite the adjustment in the pricing of credit risk in Turkey, Finansbank’s business lending totalled TRY 12.5 billion (€5.8 billion), up 4% qoq, reflecting recent improved business sentiment.

The quality of the loan book was impacted by the economic environment, bringing the NPL ratio to 5.7%, up 2.5 percentage points yoy and 0.4 percentage points qoq. This increase in delinquent debt in Q4 was in fact substantially lower than Q3 (60 basis points), reflecting the gradual revival of the Turkish economy and signalling a steady slowdown in new NPLs.

Finansbank’s deposits posted a positive performance, continuing their upward course as a result of the bank’s strategy to broaden its deposit base, particularly in respect of deposits in local currency, which grew by 20% yoy.

Growth in Finansbank’s deposit base led the loan-to-deposit ratio to 115% compared with 125% in 2008, a solid performance if one takes into account the fact that residual financing is funded by medium-term borrowing from the international markets (non-Group) at maturities extending up to 2013.

SE Europe: satisfactory core profitability

Net profit from operations in SE Europe in 2009 amounted to €93 million compared with €190 million in 2008, burdened by high provisions totalling €177 million. Profit before provisions totalled €278 million. All the subsidiaries in SE Europe were profitable in 2009 in terms of net income, absorbing the higher provisions for doubtful debt.

Operating expenses in SE Europe declined by a further 5% yoy, as a result of persistent and sustained cost-cutting measures, leaving the cost/income ratio in Q4 unchanged at 50%.

Total lending in SE Europe stood at €8.0 billion, down by 4% on the previous year, due to the general contraction in the market as a result of ongoing deleveraging of the economies of the region.

Total deposits amounted to €4.7 billion, up 10% yoy and 2% qoq. This is a particularly encouraging development, as the Group is seen to broaden its funding sources and has thereby enhanced its SE Europe loan-to-deposit ratio by 41 percentage points within one year and 8 percentage points within one quarter.

The quality of the loan book in SE Europe reflects the general adverse environment in the local market, with loans in arrears representing 5.8% of the total loan book, up from 2.4% at the end of 2008. This performance, although unfavourable, is better than that of the market, and there has been a clear improvement in Q4 supported by the recovery in the region. Moreover, it should be noted that the vast majority of lending by the Group in the region is secured by collateral.

Strong capital base

Total Group shareholders’ equity at the end of 2009 stood at €8.5 billion, up €2.5 billion on the previous year. This level reflects the €1.2 billion increase in share capital, the issue of Hellenic Republic preference shares worth €350 million, and the profits for the year.

The Tier I capital adequacy ratio stands at 11.3%, thereby ranking NBG among the top European banks in terms of capital adequacy. The Core Tier I ratio, which excludes hybrid capital, the Hellenic Republic preference shares and minority rights, is calculated to be 9.5%, also ranking NBG Group among the top European banks in terms of the structural quality of its equity.

Appendix — Key figures

€ millions	FY 2009	FY 2008	Δ

P&L
Attributable profit	923	1 546	-40%
Net profit from domestic	398	920	-57%
Net profit from Finansbank	425	424	—
Net profit from SE Europe	100	202	-51%

Assets
Total assets	113 394	101 323	+12%
Total loans (before provisions)	71 593	66 118	+8%
Greece	50 576	46 114	+10%
Deposits	71 194	67 657	+5%
Shareholders’ Equity	8 453	5 972	+42%

Ratios
Tier I Capital	11.3%	12.2%	-0.9pps
Loans : Deposits	97%	95%	+2pps
Net Interest Margin (bps)	409	425	-16bps
Cost : Income	49%	48%	+1pps
Return on Equity (ROE)	13%	25%	-12pps

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date : 18th March, 2010

Chief Executive Officer